UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 000-51469

BAIDU, INC.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAIDU, INC.

By:	/s/ Robin Yanhong Li
Name:	Robin Yanhong Li
Title:	Chairman and Chief Executive Officer

Date: November 5, 2012

Exhibit Index

Exhibit 99.1—Unaudited Interim Condensed Consolidated Financial Statements

Exhibit 99.2—Discussion of Unaudited Financial Results of Nine Months Ended September 30, 2012 and 2011

EX-101.INS      XBRL Taxonomy Instance Document

EX-101.SCH    XBRL Taxonomy Extension Schema Document

EX-101.CAL    XBRL Taxonomy Calculation Linkbase Document

EX-101.DEF     XBRL Taxonomy Extension Definition Linkbase Document

EX-101.LAB    XBRL Taxonomy Label Linkbase Document

EX-101.PRE     XBRL Taxonomy Presentation Linkbase Document